Mail Stop 4561

August 27, 2007

Robert Scherne
Treasurer, CFO and Secretary
Dentalserv.com
20 West 55th Street, Fifth Floor
New York, New York 10010

      Re: **Dentalserv.com**
                    Information Statement on Schedule 14C
                    Filed on August 20, 2007
                    File No. 000-52077

Dear Mr. Scherne:

This is to advise you that a preliminary review of the above information statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the information statement, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You should consider, for example, that, despite the fact that you appear to have entered into a definitive merger agreement with Medpro Safety Products, Inc., as disclosed in your Form 8-K filed on August 20, 2007, you have included no disclosure regarding this transaction in your information statement. Furthermore, a review of your Form 8-K indicates that you have a present intent to issue the preferred stock being authorized. Note A to Schedule 14A, which is specifically applicable to information statements on Schedule 14C (see Item 1 of Schedule 14C), requires the disclosure of detailed information with respect to the acquisition and the preferred stock issuance. This would include, merely by way of example:

- financial and other information with respect to your company (see Item 13 of Schedule 14A);

- terms of the merger (see Item 14(b)(4) of Schedule 14A);

- financial information regarding the business to be acquired, including pro forma financial information (see Item 14(b) and (c) of Schedule 14A); and

- information relating to the directors and executive officers of the post-merger entity, including compensation disclosure (see Items 7 and 8 of Schedule 14A).

You should submit a substantive amendment correcting these numerous deficiencies within 10 business days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with submitting a substantive amendment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please address all questions to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (954) 524-4169
         Eugene M. Kennedy, Esq.